UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to              .

Commission file number 000-24939

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

EAST WEST BANK EMPLOYEES 401(k) SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

EAST WEST BANCORP, INC.
135 North Los Robles Ave., 7th Floor
Pasadena, California 91101

EAST WEST BANK EMPLOYEES 401(k) SAVINGS PLAN

NOTE:
All other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and 401(k) Committee of
East West Bank Employees 401(k) Savings Plan
Pasadena, California

We have audited the accompanying statements of net assets available for benefits of East West Bank Employees 401(k) Savings Plan as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014 in conformity with U.S. generally accepted accounting principles.

The supplemental Schedule H, Line 4a — Schedule of Delinquent Participant Contributions and Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2014 and for the year then ended have been subjected to audit procedures performed in conjunction with the audit of East West Bank Employees 401(k) Savings Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedules reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedules are fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe Horwath LLP

South Bend, Indiana
June 23, 2015

EAST WEST BANK EMPLOYEES 401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2014 AND 2013

	2014	2013
ASSETS
Investments:
Participant-directed investments — at fair value (Notes 1, 2, 3 and 4)	$167,331,668	$140,025,022
Total investments	167,331,668	140,025,022
Receivables:
Notes receivable from participants	1,941,728	1,778,851
Participant contributions	2,407	366,609
Employer contributions	1,589	106,354
Total receivables	1,945,724	2,251,814
Total assets	169,277,392	142,276,836
LIABILITIES	—	—
NET ASSETS, REFLECTING ALL INVESTMENTS AT FAIR VALUE	169,277,392	142,276,836
NET ASSETS AVAILABLE FOR BENEFITS	$169,277,392	$142,276,836

See accompanying notes to financial statements.

EAST WEST BANK EMPLOYEES 401(k) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2014

2014
ADDITIONS TO NET ASSETS ATTRIBUTED TO
Investment income:
Net appreciation in fair value of investments (Note 4)	$9,876,621
Dividend and interest income	2,422,535
Net investment income	12,299,156
Other income:
Interest income on notes receivable from participants	75,973
Other income	75,973
Contributions:
Participant	13,370,305
Participant rollover	3,624,814
Employer, net of forfeitures	4,495,380
Total contributions	21,490,499
Total additions	33,865,628
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
Benefits paid	6,805,586
Administrative expenses	59,486
Total deductions	6,865,072
NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	27,000,556
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	142,276,836
End of year	$169,277,392

See accompanying notes to financial statements.

EAST WEST BANK EMPLOYEES 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014 AND 2013

1. DESCRIPTION OF THE PLAN
The following description of the East West Bank Employees 401(k) Savings Plan (the “Plan”) provides only general information. Plan participants should refer to the Plan document for a more extensive description of the Plan’s provisions.

General — The Plan is a defined contribution plan designed to provide retirement benefits financed by participants’ tax deferred contributions and contributions from East West Bank, the Plan’s sponsor (the “Bank” or the “Plan Sponsor”) and East West Insurance Services, Inc. (“EWIS”). East West Bank and EWIS are wholly owned subsidiaries of East West Bancorp, Inc. The Plan is administered by East West Bank’s 401(k) Committee appointed by the Board of Directors of the Bank. Prudential Trust Company (the “Trustee”) serves as the trustee for the Plan. The Plan became effective January 1, 1986 and was restated on January 1, 2013. The Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”). On January 17, 2014, East West Bancorp, Inc. acquired MetroCorp Bancshares, Inc. (“MetroCorp”). All MetroCorp employees who became employees of the Bank were able to enroll into the Plan with the same terms as all the Bank’s employees and provided the option to rollover their account and loan balances from the MetroCorp Bancshares 401(k) and Profit Sharing Plan, which was subsequently terminated.

Eligibility — Under the terms of the Plan, employees become eligible to participate in the Plan as of the first day of the first calendar month beginning after the date the employee attains the age of 18 years and completes three months of service with the Company. Eligible employees are automatically enrolled in the Plan at a 3% contribution rate unless the participant elects another rate, including 0%. Plan participants who are automatically enrolled and do not direct investment of their accounts will be invested by default into the age-appropriate portfolio mix available under GoalMaker®, a computer asset allocation program available to the plan participants. Roth 401(k) investment option is also available to participants.

Contributions — Eligible employees may elect to defer up to 80% of their compensation before taxes (limited to $17,500 in 2014 and 2013). Plan participants are also able to designate part or all of their contributions as Roth 401(k) contributions, which are made on an after-tax basis. Prior to April 1, 2014, the Bank and EWIS matched 50% of the first 6% of the Plan participant’s deferred compensation. Effective April 1, 2014, employer matching contributions increased to 75% of the first 6% of the Plan participant’s deferred compensation. Plan participants who are age 50 or older may also elect to contribute an additional $5,500 to the Plan in both 2014 and 2013. Plan participants may also contribute amounts representing rollover eligible distributions from other tax-qualified plans into the Plan.

Investments — Plan participants direct and allocate the investments of their contributions into various investment options offered by the Plan.

Vesting, Benefits, and Benefits Payable — Plan participants are 100% vested in their contributions to the Plan made from their eligible compensation and in amounts rolled over from a former employer’s qualified retirement plan or transferred from another plan, and in each case, the earnings thereon. Plan participants become vested in the matching contributions received from the Plan Sponsor at the rate of 20% per year for each full year of service after the first year such that the Plan participants become 100% vested after five years of credited service.

Benefits are recorded when paid. If a participant’s account is less than $1,000 and an election is not made, the Trustee will distribute the vested interest in the participant’s account to the participant in the form of a lump-sum payment. If the Plan participant’s vested account is greater than $1,000 and not exceeding $5,000 and has not made a distribution election, the Plan will automatically roll over the Plan participant’s distribution to an individual retirement account (“IRA”) designated under the Plan. However, if the value of the Plan participant’s vested account is in excess of $5,000, the Plan participant may elect to (1) receive a lump-sum distribution or (2) receive installments over a period no more than the participant’s assumed life expectancy. At December 31, 2014 and 2013, no amounts were owed to terminated participants who had elected to withdraw their benefits.

Forfeited Accounts — At December 31, 2014 and 2013, forfeited nonvested accounts totaled $21,350 and $352,000 respectively. These accounts will be used to pay certain plan expenses, reduce future employer contributions and, at the discretion of the Plan Administrator, be allocated to participants. During the years ended December 31, 2014 and 2013, employer contributions were reduced by $597,115 and $7,499, respectively, from forfeited nonvested accounts. No plan expenses were paid with funds from forfeited nonvested accounts during the years ended December 31, 2014 and 2013. No discretionary allocations were made during the years ended December 31, 2014 and 2013.

Participant Accounts — Each Plan participant’s account is credited with the participant’s contribution, employer matching contributions, the Plan’s earnings or losses, and if applicable, rollovers from plans of prior employers. Allocations of earnings or losses are based on the Plan participant’s account balances as defined in the Plan document.

Notes Receivable from Participants — Active participants in the Plan are eligible for loans under the Plan. The minimum loan amount is $1,000. The maximum aggregate amount of loan amount to any plan participant is the lesser of $50,000 (reduced by the highest loan balance outstanding during the 12-month period preceding the date of the new loan) or 50% of the vested account balance. Loan transactions are treated as transfers to (from) the investment fund from (to) the participant loan fund. Loan terms range from one to five years for general purpose loans or up to 20 years for the purchase of a primary residence. The loans are secured by a portion of the vested balances in the Plan participants’ accounts. The loan interest rate, determined quarterly, is set at 1% above the bank prime rate as reported by the U.S. Federal Reserve. Principal and interest are paid ratably through payroll deductions.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared using the accrual basis in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Valuation of Investments — The Plan’s investments are stated at their fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Common stock is valued at quoted market prices. Investment in the guaranteed income fund is valued based on the Plan’s investment contract with Prudential Retirement Insurance and Annuity Company (“PRIAC”) which is reported at contract value. Contract value is the value determined by the insurance company in accordance with the terms of the contract.

Fully Benefit–Responsive Investment Contracts — Fully benefit–responsive investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit–responsive investment contracts because the contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan’s guaranteed income fund invests in PRIAC’s general account. Investments in the accompanying Statements of Net Assets Available for Benefits presents the fair value of the Plan’s investment in investment contract, which approximates contract value.

Use of Estimates — The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosures of contingent assets and liabilities at the date the financial statements are prepared. Actual results could materially differ from those estimates and assumptions.

Risk Management — The Plan utilizes various investment instruments, including mutual funds that invest in the securities of foreign countries. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  In addition, investments that include securities of foreign companies involve special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices may be more volatile than those of securities of comparable U.S. companies. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect the amounts reported in the financial statements and participants’ account balances.

Administrative Expenses — Investment transaction expenses are offset against the related investment income. Other administrative and non-investment expenses of the Plan are either paid by the Plan Sponsor, which is a party-in-interest, or through the Plan expense account. Expenses paid by the Plan Sponsor, which are not reflected in the accompanying financial statements, constitute exempt party-in-interest transactions under ERISA.

Investment Income — The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation in the fair value of investments, which consists of realized gains or losses and unrealized appreciation or depreciation on those investments. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Notes Receivable from Participants — Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses recorded. Interest income is recorded on an accrual basis. Repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants’ account balances. If a participant fails to make loan repayments more than 90 days after the scheduled due date, the note receivable is deemed to be in default. The Plan Sponsor will offset the loan against the vested account balances.

Reclassification — Certain amounts in prior year have been reclassified to conform to the current year’s presentation.

3.  FAIR VALUE MEASUREMENTS

Accounting Standard Codification (“ASC”) 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 establishes a framework that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (“Level 1” measurements), the next priority to quote values based on observable inputs (“Level 2” measurements) and the lowest priority to unobservable inputs (“Level 3” measurements). The three levels of the fair value hierarchy under ASC 820 are described as follows:

•	Level 1 — Inputs to the valuation methodology that are unadjusted quoted prices for identical assets or liabilities in active markets;

•	Level 2 — Inputs to the valuation methodology that include:
◦Quoted prices for similar assets or liabilities in active markets;
◦Quoted prices for identical or similar assets or liabilities in inactive markets, or other;
◦Inputs other than quoted prices that are observable for the asset or liability;
◦Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability;

•	Level 3 — Inputs to the valuation methodology that are unobservable and significant to the fair value measurement.
When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Valuation techniques applied maximize the use of observable inputs and minimize the use of unobservable inputs.

The following tables categorize the Plan's investments that are measured at fair value on a recurring basis by level within the fair value hierarchy as of December 31, 2014 and 2013:

	Investments Measured at Fair Value on a Recurring Basis as of December 31, 2014
	Fair Value Measurements	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Common stock
East West Bancorp, Inc.	$34,254,465	$34,254,465	$—	$—
Total common stock	34,254,465	34,254,465	—	—
Mutual funds
Fixed income - intermediate bond funds	11,638,398	11,638,398	—	—
Balanced - value funds	8,574,328	8,574,328	—	—
Large cap stock - value funds	8,805,655	8,805,655	—	—
Large cap stock - blend funds	19,356,059	19,356,059	—	—
Large cap stock - growth funds	21,775,423	21,775,423	—	—
Mid cap stock - value funds	6,949,031	6,949,031	—	—
Mid cap stock - blend funds	5,500,755	5,500,755	—	—
Mid cap stock - growth funds	4,634,757	4,634,757	—	—
Small cap stock - blend funds	5,630,600	5,630,600	—	—
Small cap stock - growth funds	3,559,812	3,559,812	—	—
International stock - blend funds	12,602,777	12,602,777	—	—
Total mutual funds	109,027,595	109,027,595	—	—
Investment contract
Guaranteed income fund	24,049,608	—	—	24,049,608
Total investment contract	24,049,608	—	—	24,049,608
Total investments measured at fair value	$167,331,668	$143,282,060	$—	$24,049,608

	Investments Measured at Fair Value on a Recurring Basis as of December 31, 2013
	Fair Value Measurements	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Common stock
East West Bancorp, Inc.	$30,419,429	$30,419,429	$—	$—
Total common stock	30,419,429	30,419,429	—	—
Mutual funds
Fixed income - intermediate bond funds	9,868,111	9,868,111	—	—
Balanced - value funds	7,634,984	7,634,984	—	—
Large cap stock - value funds	6,670,588	6,670,588	—	—
Large cap stock - blend funds	14,814,459	14,814,459	—	—
Large cap stock - growth funds	18,610,815	18,610,815	—	—
Mid cap stock - value funds	5,064,258	5,064,258	—	—
Mid cap stock - blend funds	4,137,858	4,137,858	—	—
Mid cap stock - growth funds	3,465,678	3,465,678	—	—
Small cap stock - blend funds	4,741,273	4,741,273	—	—
Small cap stock - growth funds	2,765,800	2,765,800	—	—
International stock - blend funds	11,143,679	11,143,679	—	—
Total mutual funds	88,917,503	88,917,503	—	—
Investment contract
Guaranteed income fund	20,688,090	—	—	20,688,090
Total investment contract	20,688,090	—	—	20,688,090
Total investments measured at fair value	$140,025,022	$119,336,932	$—	$20,688,090

There were no transfers between levels for the year ended December 31, 2014.

The following table presents the changes in the fair value of Level 3 investments for the year ended December 31, 2014:

Guaranteed
Income Fund
Balance as of December 31, 2013	$20,688,090
Interest income	519,804
Purchases	13,858,320
Sales	(11,016,606)
Balance as of December 31, 2014	$24,049,608

Common Stock

East West Bancorp, Inc. common stock that is held in participant directed brokerage accounts is stated at fair value as quoted on a recognized securities exchange, valued at the last reported sales price on the last business day of the Plan year, and is classified as Level 1 investment.

Mutual Funds

Mutual funds are stated at fair value as quoted on a recognized securities exchange, valued at the last reported sales price on the last business day of the Plan year, and are classified as Level 1 investments.

Guaranteed Income Fund

The Plan invests in a guaranteed income fund offered by the Trustee. The fair value of the Plan’s investment contract has been determined to approximate contract value, as the terms of the contract provides for all distributions at contract value, frequent re-setting of contractual interest rates based upon market conditions, no significant liquidity restrictions and no defined maturities. Generally, there are no events that could limit the ability of the Plan to transact at contract value and there are no events that allow the issuer to terminate the contract which require the Plan to settle at an amount different than contract value. In addition, management has determined that no adjustment from contract values is required for credit quality considerations.

Contract value represents contributions made to the contract, plus earnings at guaranteed crediting rates, less withdrawals and fees. The average yield earned by the Plan, based on actual earnings, was 2.40% and 2.50% as of December 31, 2014 and 2013, respectively. The average yield earned, based on the interest rate credited to participants, was 2.40% and 2.50% as of December 31, 2014 and 2013, respectively. No adjustment is required to mediate between the average earnings credited to the Plan and the average earnings credited to the participants. The same crediting interest rate is applied to the entire contract value and is reviewed on a semi-annual basis for resetting. The factors considered in establishing the crediting interest rate include, current economic and market conditions, the general interest rate environment and both actual and expected experience of a reference portfolio within the general account. The guaranteed minimum interest rate is 1.50%. The guaranteed income fund is classified as a Level 3 investment given the unobservable inputs used to determine contract value.

The valuation methodologies described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan’s valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair values of certain financial instruments could result in a different fair value measurement at the reporting date.

4.  INVESTMENTS

The following table presents the Plan’s investments, as of December 31, 2014 and 2013 that represent 5% or more of the Plan’s net assets available for benefits:

	2014	2013
East West Bancorp, Inc.	$34,254,465	$30,419,429
Prudential Guaranteed Income Fund	$24,049,608	$20,688,090
Vanguard 500 Index Fund Admiral	$14,940,867	$10,974,439
American Funds The Growth Fund of America	$14,282,547	$11,935,389
American Funds EuroPacific Growth Fund	$12,602,777	$11,143,679
Metropolitan West Total Return Bond Fund	$11,630,492	$—
MFS Total Return Fund	$8,574,328	$7,634,984
PIMCO Total Return Fund Administrative	$—	$9,868,111

The following table presents the change in fair value of the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the period, for the year ended December 31, 2014:

2014
Common stock	$2,381,914
Mutual funds	7,494,707
Total	$9,876,621

5.  PARTY-IN-INTEREST TRANSACTIONS

A party-in-interest is defined under Department of Labor regulations as any fiduciary, counsel or employee of the Plan, any party rendering services to the Plan, the employer, and certain others. The Plan holds a guaranteed investment contract managed by a custodian, therefore, this transaction and the Plan’s payment of custodian fees qualify as party-in-interest transactions. Notes receivable from participants also reflect party-in-interest transactions. Fees paid by the Bank for administrative expenses for the year ended December 31, 2014 amounted to $27,260. Certain administrative functions are performed by officers or employees of the Company. No such officer or employee received compensation from the Plan.

As of December 31, 2014 and 2013, the Plan held 884,900 and 869,872 shares, respectively, of common stock of East West Bancorp, Inc., the parent company of the Plan Sponsor, with a fair value of $34,254,465 and $30,419,429, respectively. The only common stock held by the Plan is the common stock of East West Bancorp, Inc. During the year ended December 31, 2014, the Plan recorded dividend income from the Plan’s investment in East West Bancorp’s common stock of $649,610.

6.  PLAN TERMINATION

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan’s termination, all participants will be notified and all participant accounts will become 100% vested. Participants may direct the distribution of their participant accounts in a manner permitted by the Plan as soon as practicable.

7. FEDERAL INCOME TAX STATUS

The Internal Revenue Service has issued an opinion letter dated March 31, 2008, indicating that the prototype adopted by the Plan, as then designed, was in compliance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since from the original prototype document; however, the Plan Sponsor believes that the Plan is currently being operated in compliance with the applicable requirements of the IRC and the Plan and related Trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

U.S. GAAP require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the plan and has concluded that, as of December 31, 2014 and 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for plan years prior to 2011.

SUPPLEMENTAL SCHEDULES

EAST WEST BANK EMPLOYEES 401(K) SAVINGS PLAN
EIN 95-2795851            Plan Number: 001
SCHEDULE H, LINE 4a — SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS FOR THE YEAR ENDED DECEMBER 31, 2014

Total that Constitute Nonexempt Prohibited Transactions
Participant Contributions Transferred Late to Plan in 2012	Contributions Not Corrected	Contributions Corrected Outside Voluntary Fiduciary Correction Program (“VFCP”)	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and Prohibited Transaction Exemption 2002-51

$ 8,736	$ —	$ 8,736	$ —	$ —

EAST WEST BANK EMPLOYEES 401(k) SAVINGS PLAN
EIN 95-2795851            Plan Number: 001
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2014

	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
*	Prudential Guaranteed Income Fund	Unallocated contract - 885,717 shares	**	$24,049,608
	MFS Total Return Fund	Mutual fund - 470,858 shares	**	8,574,328
	T Rowe Price Mid Cap Growth Fund	Mutual fund - 61,436 shares	**	4,634,757
	American Funds Washington Mutual Investors Fund	Mutual fund - 185,221 shares	**	7,553,310
	American Funds The Growth Fund of America	Mutual fund - 337,091 shares	**	14,282,547
	American Funds EuroPacific Growth Fund	Mutual fund - 272,434 shares	**	12,602,777
	Goldman Sachs Mid Cap Value Fund Institutional	Mutual fund - 167,124 shares	**	6,949,031
	Vanguard Mid Cap Index Fund	Mutual fund - 35,960 shares	**	5,500,755
	American Funds Fundamental Investors	Mutual fund - 84,793 shares	**	4,415,192
	Franklin Small Cap Growth Fund Advisor	Mutual fund - 183,590 shares	**	3,559,812
	Franklin Flex Cap Growth Fund	Mutual fund - 146,260 shares	**	7,492,876
	Dodge and Cox Income Fund	Mutual fund - 574 shares	**	7,906
	Metropolitan West Total Return Bond Fund	Mutual fund - 1,066,040 shares	**	11,630,492
	Royce Total Return Fund	Mutual fund - 88,712 shares	**	1,307,615
	MFS Value Fund	Mutual fund - 35,843 shares	**	1,252,345
	Vanguard Small Cap Index Fund Admiral	Mutual fund - 77,376 shares	**	4,322,985
	Vanguard 500 Index Fund Admiral	Mutual fund - 78,682 shares	**	14,940,867
*	East West Bancorp, Inc.	Common stock - 884,900 shares	**	34,254,465
	Total investments			167,331,668
*	Loans to participants	Participant loans (maturing 2015 to 2034 with interest rates of 3.25% to 9.25% collateralized by participants’ account balances)	**	1,941,728
	Total assets			$169,273,396

*	Party-in-interest
**	Cost information is not required for participant-directed investments and therefore is not included.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 23, 2015

EAST WEST BANK EMPLOYEES 401(k) SAVINGS PLAN

By:	/s/ IRENE H. OH

Irene H. Oh

Executive Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)